UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-10928

INTERTAPE POLYMER GROUP INC.

(Exact name of registrant as specified in its charter)

9999 Cavendish Blvd., Suite 200

Vile St. Laurent, Quebec, Canada H4M 2X5

(514) 731-7591

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, no par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One

EXPLANATORY NOTE

On June 28, 2022, pursuant to an Arrangement Agreement, dated March 7, between 1351693 B.C. Ltd. (the “Purchaser”), a British Columbia corporation and an affiliate of Clearlake Capital Group, L.P., and Intertape Polymer Group Inc. (“IPG”), the Purchaser acquired all of the issued and outstanding common shares of IPG, which was completed by way of a statutory plan of arrangement under the provisions of the Canada Business Corporations Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, Intertape Polymer Group Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 28, 2022	INTERTAPE POLYMER GROUP INC.

	By:	/s/ Jeffrey Crystal
	Name:	Jeffrey Crystal
	Title:	Chief Financial Officer